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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunham & Associates Investment Counsel, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10251 Vista Sorrento Parkway, Suite 200
(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise S. Iverson 858-964-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Denise S. Iverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunham & Associates Investment Counsel, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title


DAWN GILLARD
COMM. # 1830865
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Comm. Expires JANUARY 13, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

For the Years Ended December 31, 2009 and 2008

PKF

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2009 and 2008

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

We have audited the accompanying balance sheets of Dunham & Associates Investment Counsel, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 23, 2010

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
BALANCE SHEETS
December 31, 2009 and 2008

ASSETS

	2009	2008
Current assets:		
Cash	$ 1,162,360	$ 1,641,637
Restricted cash	100,000	100,000
Accounts receivable, net	463,504	223,895
Receivables from related parties	543,201	523,493
Notes receivable (Note 5)	–	–
Prepaid expenses	245,087	252,317
Total current assets	2,514,152	2,741,342
Investments	1,005,107	1,100,609
Furniture, fixtures and equipment, net of accumulated depreciation of $218,276 and $147,987	123,625	185,854
Total assets	$ 3,642,884	$ 4,027,805

LIABILITIES AND SHAREHOLDER'S EQUITY

	2009	2008
Liabilities:		
Accounts payable	$ 328,440	$ 395,856
Accrued liabilities	359,516	389,486
Total liabilities	687,956	785,342
Contingencies (Note 8)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	1,723,717	1,723,717
Retained earnings	1,229,221	1,516,756
Total shareholder's equity	2,954,928	3,242,463
Total liabilities and shareholder's equity	$ 3,642,884	$ 4,027,805

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Investment advisory services and fees	$ 4,226,996	$ 5,072,585
Brokerage and mutual fund commissions	276,085	556,604
Interest and other income	220,170	303,806
Total revenues	4,723,251	5,932,995
Expenses:		
Salaries and benefits	2,285,928	2,445,061
General, administrative and selling	2,632,358	3,796,174
Total expenses	4,918,286	6,241,235
Net loss before taxes	(195,035)	(308,240)
Benefit (provision) for income taxes	7,500	(800)
Net loss	$ (187,535)	$ (309,040)

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2007	100,000	$ 1,990	$ 1,723,717	$ 3,325,796	$ 5,051,503
Shareholder distribution	–	–	–	(1,500,000)	(1,500,000)
Net loss	–	–	–	(309,040)	(309,040)
Balance, December 31, 2008	100,000	1,990	1,723,717	1,516,756	3,242,463
Shareholder distribution	–	–	–	(100,000)	(100,000)
Net loss	–	–	–	(187,535)	(187,535)
Balance, December 31, 2009	100,000	$ 1,990	$ 1,723,717	$ 1,229,221	$ 2,954,928

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (187,535)	$ (309,040)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Allowance for uncollectible accounts	(6,356)	(264,962)
Depreciation	70,289	61,150
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(239,609)	936,259
Receivables from related parties	(19,708)	(57,780)
Prepaid expenses	7,230	(21,543)
Increase (decrease) in liabilities:		
Accounts payable	(67,416)	(101,715)
Payables to related parties	–	(11,347)
Deferred taxes payable	(8,300)	–
Accrued liabilities	(21,670)	(2,656)
Net cash (used in) provided by operating activities	(473,075)	228,366
Cash flows from investing activities:		
Purchases of investments	(5,839)	(829,230)
Sales of investments	101,341	2,200,000
Purchases of furniture, fixtures and equipment	(8,060)	(45,464)
Net cash provided by investing activities	87,442	1,325,306
Cash flows from financing activities:		
Shareholder distribution	(100,000)	(1,500,000)
Repayments of notes receivable	6,356	19,962
Net cash used in financing activities	(93,644)	(1,480,038)
Net (decrease) increase in cash	(479,277)	73,634
Cash at beginning of year	1,641,637	1,568,003
Cash at end of year	$ 1,162,360	$ 1,641,637
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from an asset allocation and wrap fee program utilizing a no-load class of shares.

The Company also earns fees by providing financial advisory and asset management services to three Dunham & Associates Limited Partnerships ("Partnerships") of which Asset Managers, Inc., an affiliate, is the General Partner. The Company may also earn placement fees from the sale of Partnership units and earns commissions from the execution of investment transactions on behalf of clients. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, also an affiliate, serves as Trustee.

Recognition of Revenue

The Company, as investment advisor, earns monthly advisory fees from the Dunham Funds based on the average monthly net asset value of each fund. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis.

The Company, as program sponsor, has entered into agreements with various financial advisers choosing to use the Company's asset allocation and advisory wrap program ("Asset Allocation Program"). The Asset Allocation Program uses the Dunham Funds – Class N Shares. The Company earns advisory fees based either on the performance of the underlying accounts or on a flat percentage fee basis, subject to the financial adviser's choice and the qualification of the client. Advisory fees are earned monthly and collected quarterly. A portion of the advisory fees are in turn paid to the financial advisers.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C Shares. The Company receives compensation in the form of 12b-1 fees on the sales of such shares, which are recorded monthly. Commissions are in turn paid to the participating broker/dealers.

The Company has entered into contracts with various broker/dealers and others to sell, through registered sales representatives, units of the Partnerships. The Company previously could receive a placement fee from investors on the initial sale of Partnership units which was recorded at the time the investment was completed. The Company also earned advisory fees from the Partnerships calculated as a percentage of the monthly interest distribution to investors of the Partnerships. These fees were recorded monthly. Any placement fees charged by a registered sales representative and a portion of the advisory fees were in turn paid to the participating broker/dealers. In April 2009, a majority of the limited partners of the Partnerships approved the consent of the General Partner to begin an orderly liquidation of the Partnerships thereby eliminating any future placement fees and advisory fees earned by the Company.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 states that a fair value measurement should be determined based on the assumptions the market participants would use in pricing the asset or liability. In addition, FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the types of valuation information ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The three broad levels defined by FASB ASC 820 hierarchy are as follows:

Level 1 – quoted prices for identical assets or liabilities in active markets.

Level 2 – pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date.

Level 3 – valuations derived from methods in which one or more significant inputs or significant value drivers are unobservable in the markets. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment to estimation.

Valuations based on unobservable inputs are highly subjective and require significant judgments. Changes in such judgments could have a material impact on fair value estimates. In addition, since estimates are as of a specific point in time, they are susceptible to material near-term changes. Changes in economic conditions may also dramatically affect the estimated fair values.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally five years. Depreciation expense for the years ended December 31, 2009 and 2008 was $70,289 and $61,150, respectively, and is included in general, administrative and selling expense. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

The Company, as a wholly owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. The S corporation pays a California franchise tax of 1.5%, which is allocated to the Company based on its net income. Accordingly, no provision for federal income taxes is included in the financial statements and a benefit of $7,500 and an expense of $800 is recorded for California state taxes for the years ended December 31, 2009 and 2008, respectively.

The Company adopted the application of uncertain tax positions of FASB ASC 740, *Income Taxes*, during 2009. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2009, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2009, the Company has no accrued interest or penalties related to uncertain tax positions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts on the 2008 balance sheet have been reclassified to conform to the current year's presentation. Short-term investments changed to $0 from $378,203 and investments changed to $1,100,609 from $722,406. See also Note 3.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Legal Costs

In February 2008, the Company entered into a letter of intent with a Registered Investment Adviser ("RIA") to purchase the advisory contracts for a family of mutual funds for which the RIA served as investment adviser. The RIA was subsequently unable to fulfill its obligations due to financial difficulties, no definitive agreement was executed, and the Board of Trustees of the registered investment company ultimately named the Company as interim investment adviser to the family of mutual funds. The Company and the Dunham Funds, for which the Company serves as investment adviser, pursued a plan to merge the three existing funds into one new Dunham Fund. After regulatory and shareholder approvals, the merger was effected in September 2008. While serving as interim investment adviser, the Company incurred approximately $400,000 for legal, consulting, proxy solicitation and other expenses which are included in general, administrative and selling expense in 2008.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits. At December 31, 2009 and 2008, the Company's uninsured cash balances totaled $850,705 and $1,391,587, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

NOTE 3 - INVESTMENTS

The Company periodically invested its excess cash in one or more of the D&A Mortgage Funds, which maintain a constant Net Asset Value. At December 31, 2009 and 2008, the Company had investments of $544,416 and $630,931, respectively, in the D&A Daily Mortgage Fund III, L.P., which was available for redemption daily. At December 31, 2009 and 2008, the Company had investments of $460,691 and $469,678, respectively, in the D&A Semi-Annual Mortgage Fund III, L.P., which was available for redemption twice a year. In April 2009, a majority of the limited partners of the D&A Mortgage Funds approved the consent of the General Partner to begin an orderly liquidation of the D&A Mortgage Funds due to the continuing difficult economic environment and challenging real estate and credit markets impacting the D&A Mortgage Funds and their borrowers. The D&A Mortgage Funds will continue to manage its investments and make pro-rata capital distributions to all limited partners as cash becomes available. As a result, the Company does not know how much of its investments in the D&A Mortgage Funds will be available for redemption during 2010.

The carrying values reflected in the balance sheet at December 31, 2009 and 2008 reasonably approximate the fair values for financial instruments in accordance with FASB ASC 820. In making such assessment, the Company has utilized quoted prices in active markets for identical assets (Level 1), pricing inputs other than quoted prices in active markets (Level 2) and valuations derived from unobservable inputs (Level 3) as appropriate.

At December 31, 2009 and 2008, the Company held investments in the D&A Mortgage Funds of $1,005,107 and $1,100,609, respectively, that were classified as Level 2 on the balance sheet. No allowance for potential credit losses was considered necessary at December 31, 2009 and 2008.

NOTE 4 - ACCOUNTS RECEIVABLE, NET

The Company previously advanced commissions to unaffiliated broker-dealers with whom it has selling agreements and to other registered sales representatives under a "safety-net" program. Such advances were to be repaid from future commissions when earned. As of December 31, 2008, the accounts previously determined to be collectible had been collected in full and the balance was written off against the allowance.

NOTE 5 - NOTES RECEIVABLE

The Company had outstanding an unsecured promissory note to a non-related party. This note accrued interest at 9% and initially matured December 31, 2001. The note was put on nonaccrual beginning January 1, 2006 and interest was recorded as cash was received. The balance of this note, including accrued and unpaid interest, was $0 at December 31, 2008, net of an allowance for uncollectible accounts of $6,356. This note, including accrued and unpaid interest, was paid in full during 2009 and the allowance was reversed. For the years ended December 31, 2009 and 2008, interest collected of $151 and $1,538, respectively, is included in interest income.

NOTE 6 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2009 and 2008, the amount of net capital, as defined, exceeds the minimum amount required by $255,403 and $637,772, respectively, and its ratio of aggregate indebtedness to net capital is 1.37 to 1 and 0.88 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such Rule) as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, effectuates financial transactions through bank accounts designated as special accounts for the benefit of customers, and clears all transactions with and for the customer on a fully disclosed basis with a clearing broker dealer. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company earns advisory, placement, commissions and other fees related to various Dunham & Associates Limited Partnerships, mutual funds and services as discussed in Note 1. For the years ended December 31, 2009 and 2008, these fees amounted to $2,992,410 and $4,420,019, respectively. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers. For the years ended December 31, 2009 and 2008, these amounts were $330,565 and $646,049, respectively.

The Company shares certain expenses and services of employees with affiliates. Such costs are allocated and charged to the Company and to the affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such expenses and services except for bonus expense, if any, which is allocated to each company based on net income. Total allocable expenses of the Company and the affiliates were $6,325,605 and $7,185,912 for the years ended December 31, 2009 and 2008, respectively, of which $2,730,441 and $3,032,595 were allocated to or paid directly by affiliates. The reimbursements from affiliates were offset against the Company's related operating expenses.

NOTE 8 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 7.

Other Matters

In October 2006 the Company and its principal ("Dunham Respondents"), along with several unaffiliated respondents, were named in an arbitration Statement of Claim filed with FINRA Dispute Resolution. The Statement of Claim, filed by one of the beneficiaries and the personal representative of an estate nearly six years after the estate was settled, alleged that the Dunham Respondents fraudulently obtained control over the trust account; and that the value of the trust account declined by approximately $500,000 while under its control. An affiliate, Dunham Trust Company ("DTC"), served as Trustee between approximately November 2000 and August 2001, however, no claim was asserted against DTC itself. The Claimant also sought punitive damages in the amount of three times any amount awarded from the Dunham Respondents. The Dunham Respondents contended that they did nothing to cause or contribute, in any way, to the losses alleged, and on the contrary reduced any such losses. After being postponed several times, the arbitration was finally heard and concluded in November 2008 with all claims against the Dunham Respondents denied in their entirety.

The Company, along with certain affiliates and/or officers, has received various letters with complaints and/or threats of potential legal action primarily related to clients invested in the D&A Mortgage Funds. The Company has been named in two arbitrations, one of which was subsequently withdrawn. The Company believes it did nothing wrong and will vigorously defend the arbitration or any such future litigation if required. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the adverse outcome of any such matters would not have a material adverse effect on the financial condition of the Company.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company offers a retirement savings 401(k) plan covering all eligible employees. The plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company may make discretionary matching contributions to the plan. Total contribution expense for the plan was $0 and $45,161 for the years ended December 31, 2009 and 2008, respectively.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 23, 2010.

SUPPLEMENTARY SCHEDULES

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER SEC RULE 15C3-1
December 31, 2009 and 2008

	2009	2008
Net worth	$ 2,954,928	$ 3,242,463
Less:		
Non-allowable assets:		
Accounts receivable	462,455	222,368
Investments	1,005,107	1,100,609
Receivables from related parties	543,201	523,493
Prepaid and other assets	245,137	252,367
Furniture, fixtures and equipment	123,625	185,854
Other deductions	70,000	70,000
Net capital	505,403	887,772
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	(250,000)	(250,000)
Excess net capital	$ 255,403	$ 637,772
Total aggregate indebtedness	$ 691,904	$ 785,342
Ratio of aggregate indebtedness to net capital	1.37 to 1	0.88 to 1

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15C3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2009 and 2008

	2009	2008
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 505,403	$ 887,772
Adjustments	-	-
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 505,403	$ 887,772
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 691,904	$ 785,342
Adjustments	-	-
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 691,904	$ 785,342

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15C3-3
December 31, 2009 and 2008

		2009	2008
State the market valuation and number of items:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and (k)(2)(ii) and, accordingly, has no possession or control requirements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3
December 31, 2009 and 2008

	2009	2008
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraphs (k)(2)(i) and (k)(2)(ii). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In planning and performing our audit of the Dunham & Associates Investment Counsel, Inc. (the "Company") financial statements, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
February 23, 2010

PKF
Certified Public Accountants
A Professional Corporation